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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Derycz Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25007M101

(CUSIP Number)

Amy Wang, Esq.
Bristol Capital Advisors, LLC
6353 W. Sunset Boulevard, Suite 4006, Hollywood, CA 90028
(323) 960-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25007M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Cash

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 2,996,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,996,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,996,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.18%

14.	Type of Reporting Person (See Instructions) CO

2

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 2,996,000 Shares owned by Bristol Investment Fund, Ltd. as of the date of the filing of this Amendment No.1 is approximately $1,088,135.00 in cash.
Item 5.	Interest in Securities of the Issuer

(a)
As of the date of the filing of this Amendment No. 1, Bristol owns 2,996,000 Shares, which represents approximately 20.18% of the Shares outstanding, based upon 14,844,649 Shares outstanding as of December 8, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2010

BRISTOL INVESTMENT FUND, LTD.

By: /s/ Paul Kessler

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